EARLY WARNING REPORT UNDER
THE ALTERNATIVE MONTHLY REPORTING SYSTEM
OF NATIONAL INSTRUMENT 62-103

Report for the period ending July 31, 2014

1.	Name and address of the eligible institutional investor:

U.S. Global Investors, Inc. (“USGI”) 7900 Callaghan Road San Antonio, TX 78229

2.

Name of the reporting issuer and the designation and number or principal amount of voting or equity securities of the reporting issuer in respect of which the report is being filed and the securityholding percentage of the eligible institutional investor in the class of securities:

USGI exercises control or direction over 11,830,400 common shares of Klondex Mines Ltd. on behalf of various discretionary accounts that it manages. This represents approximately 9.82% of the issued and outstanding common shares of the Klondex Mines Ltd.

3.	Statement that the person or company is eligible to file reports under Part 4.7(2) of National Instrument 62-103 in respect of the Reporting Issuers:

USGI is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer referred to in this report.

DATED this 8th day of August, 2014.

U.S. GLOBAL INVESTORS, INC.

(signed) “Susan McGee”
Name: Susan McGee
Title: President & General Counsel
Authorized Signing Officer